UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2021

ADVANCE GREEN ENERGY, INC.

(Exact name of issuer as specified in its charter)

Florida	81-3538726
(State or other jurisdiction of incorporation	(I.R.S. Employer
Or organization)	Identification No.)

523 US Highway 41 South, Inverness, FL 34450

(Full mailing address of principal executive offices)

352-765-3850

(Issuer’s telephone number, including area code)

ITEM 1.	Managements Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Advance Green Energy, Inc. a Florida corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date, and matters described in this report generally. There can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

Advance Green Energy, Inc. was incorporated on May 31, 2016 and commenced operations immediately thereafter. We are still in the research, development and initial marketing stage of our business, aiming to develop and sell our products for reducing pollution from fossil fuels.

Recent Developments

Revenue

Revenues of $43 were generated during the six months ended June 30, 2021 from the sale of Shot-in the-Gas fuel additive.

Net loss

As a result of the foregoing, during the period from January 1, 2021 through June 30, 20021, we recorded a net loss of $165,185. The loss is mainly comprised of compensation, consulting and professional fees, and general and administrative expenses.

2

Liquidity and Capital Resources

As of June 30, 2021, the Company had cash on hand of $179,921. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

From January 1, 2021 through June 30, 2021, we used $149,836 of cash in operating activities.

Financing Activities

From January 1, 2021 through June 30, 2021, financing activities provided $266,986. We received these proceeds from sales of Common Stock.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Developments

On May 6, 2019, the company qualified with the SEC to raise $50,000,000 under Regulation A. To date, we have not raised any funds under this submission.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Related Party Transaction

As of June 30, 2021, the Company has executed Promissory Notes with a shareholder for a principal amount of $234,000 at an annual interest rate of 10%. The note will be repaid with interest or converted into 2,000,000 common “A” shares ($0.01 per share) on or before the maturity date of December 3, 2021, at the option of the shareholder.

3

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

4

Item 3.	Financial Statements

ADVANCE GREEN ENERGY, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2019

5

Advance Green Energy, Inc.

Balance Sheets

As of June 30, 2021 and December 31, 2020

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current Assets:
Cash and cash equivalents	$179,921	$62,772
Inventory	20,396	–
Total Current Assets	200,317	62,772

Property and equipment, net of accumulated depreciation (Note 4)	271,923	276,669

Total Assets	$471,940	$339,441

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Accrued Expenses	$6,225	$–
Accrued payroll	3,118	3,118
Accrued interest	120,157	95,684
Notes payable, current portion	269,930	269,930
Officer note payable	234,000	234,000
Total Current Liabilities	633,430	602,732

Long Term Notes Payable	227,933	230,947
Total Liabilities	861,363	833,679

Commitments and Contingencies (Note 7)

Shareholders’ Deficit
Preferred stock - $0.0001 per value 1,000,000,000 authorized shares; 0 issued and outstanding for 2021 and 2020, respectively	–	–
Common stock, class A - $0.0001 par value 19,500,000,000 authorized shares; 1,155,961,000 and 1,129,231,000 Issued and outstanding for June 30, 2021 and December 31, 2020, respectively	115,596	112,923

Common stock, class B - $0.0001 par value 500,000,000 authorized shares; 350,000,000 issued and outstanding for June 30, 2021 and December 31, 2020, respectively	35,000	35,000

Additional paid in capital	2,571,295	2,303,968

Accumulated Deficit	(3,111,314)	(2,946,129)

Total Shareholders’ Deficit	(389,423)	(494,238)

Total Liabilities and Shareholders’ Deficit	$471,940	$339,441

The accompanying notes are an integral part of these financial statements.

F-1

Advance Green Energy, Inc.

Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	2021	2020

Revenues	$43	$–

Operating Expenses:
Consulting and management fees	–	–
Compensation	87,519	62,639
General and administrative	23,914	15,779
Professional fees	16,225	7,001
Depreciation	5,046	6,336
Advertising & marketing	252	229
Total operating expenses	132,956	92,054

Net loss from operations	(132,913)	(92,054)

Other income/(expense)
Interest expense	(32,273)	(33,351)
Interest income	1	1
Net loss before provision for income taxes	(32,272)	(33,350)

Provision for income taxes	–	–

Net Loss	$(165,185)	$(125,404)

The accompanying notes are an integral part of these financial statements.

F-2

Advance Green Energy, Inc.

Statement of Shareholders’ Deficit

For the Six Months Ending June 30, 2021 and Year Ended December 31, 2020

(Unaudited)

	Common Stock Class A Shares	Common Stock Class B Share	Common Stock $0.0001 Par	Paid-in Capital in Excess of Par	Accumulated Deficit	Shareholders’ Equity (deficit)

Balance on December 31, 2019	1,107,031,000	350,000,000	$145,703	$2,057,188	$(2,673,242)	$(470,351)

Issuance of common stock
For cash	22,200,000	–	2,220	246,780	–	249,000

Net Loss	–	–	–	–	(272,887)	(272,887)

Balance on December 31, 2020	1,129,231,000	350,000,000	$147,923	$2,303,968	$(2,946,129)	$(494,238)

Issuance of common stock
For cash	26,730,000	–	2,673	267,327	–	270,000

Net Loss	–	–	–	–	(165,185)	(165,185)

Balance on June 30, 2021	1,155,961,000	350,000,000	$150,596	$2,571,295	$(3,111,314)	$(389,423)

The accompanying notes are an integral part of these financial statements.

F-3

Advance Green Energy, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	2021	2020
Cash flows from operating activities:
Net Loss	$(165,185)	$(125,404)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	5,045	6,336
Changes in operating assets and liabilities
Increase in inventory	(20,396)	–
Increase in accrued expenses	6,225	–
Increase in accrued payroll and interest	24,474	25,358
Net cash used in operating activities	(149,837)	(93,710)

Cash flows from investing activities:
Net cash used in investing activities	–	–

Cash flows from financing activities:
Borrowings from notes payable	–	49,900
Borrowings from corporate officer	–	10,000
Payments of notes payable	(3,014)	(2,822)
Common Stock issued for cash	270,000	30,000
Net cash provided by financing activities	266,986	87,078

Net increase (decrease) in cash	117,149	(6,632)

Cash, beginning of year	62,772	12,167

Cash, end of period	$179,921	$5,535

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$7,799	$8,172

Income tax payments	$–	$–

The accompanying notes are an integral part of these financial statements.

F-4

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2021 and 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Advance Green Energy (the Company) is an alternative-energy technology company incorporated on September 20, 2016 in the state of Florida that owns exclusive rights to market and sell three unique fossil fuel additives known as FUTTTM products. These products lessen fuel usage and allow for a cheaper grade of fuel while achieving a cleaner burning of the fuel. The Company also provides packaged modular power systems, with advice and guidance to build power plants up to 100 megawatts to commercial, industrial, government and utility customers worldwide.

Basis of Presentation

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) under the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our most significant estimates are for stock-based compensation and valuation of our deferred tax valuation allowance. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has a capitalization policy of $500. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the six months ending June 30, 2021 and 2019 in the amounts of $299 and $6,425, respectively.

Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses and notes payable. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the notes payable approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

F-5

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

LEVEL 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

LEVEL 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

LEVEL 3 -	Unobservable inputs which are supported by little or no market activity.

As of December 31, 2019 and 2018, there were no financial instruments that required fair value measurement.

Impairment of Long-Lived Assets

Long-Lived Assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable pursuant to guidance established in ASC 360-10-35-15, “Impairment or Disposal of Long-Lived Assets”. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes”, which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740-10 related to, “Accounting for Uncertain Income Tax Positions”. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the company has not recorded a liability for uncertain tax benefits.

F-6

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

The Company has adopted ASC 740-10-25 “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of June 30, 2021, tax years ended December 31, 2016, 2017, 2018 and 2019 are still potentially subject to audit by the taxing authorities.

Share-Based Payments

The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation - Stock Compensation”. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period. All of our share-based payments vest immediately.

Earnings Per Share

Diluted earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share is considered to be equal to basic because the common stock equivalents are anti-dilutive. The Company’s anti-dilutive common stock equivalents include the following:

	2020	2019
Warrants	40,000	40,000
12% Unsecured convertible debt	17,180,505	17,543,105
Officer note payable	23,400,000	24,290,000

	40,620,505	41,873,105

2.	GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $165,185 and $125,404 and net cash used in operating activities of $149,837 and $93,710 for the six months ending June 30, 2021 and 2019, respectively. The Company has a working capital deficit of $433,113 and an accumulated deficit of $3,111,313 at June 30, 2021. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During 2020, the COVID-19 pandemic has had material impact on the Company. During the initial call to close non-essential businesses, we closed our offices for two months. Since the Company us still in the start-up phase, it did not have an impact on sales, however it did have a negative impact on our ability to make contacts with potential customers.

F-7

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company has received SEC approval for a Reg A offering for $50 million. In addition, it is in the process of generating sales from its FUTTTM products.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.	RECENTLY ISSUED PRONOUNCEMENTS

We have reviewed all FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses”, the main objective of which is to provide more useful information about expected credit losses on financial instruments and other commitments of an entity to extend credit. In support of this objective, the ASU replaces the incurred loss impairment methodology, found in current GAAP, with a methodology that reflects expected losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU requires a cumulative-effect adjustment as of the beginning of the first reporting period in which the guidance is adopted. ASU 2016-13 was effective for the Company in 2020. This ASU did not have a significant effect on the financial statements on the Company. FASB ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes specific exceptions to the general principles in Topic 740 in GAAP. It eliminates the need for an organization to analyze whether certain exceptions apply in a given period. The amendment also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP under certain situations. ASU 2019-12 is effective for public business entities, for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted. An entity that elects early adoption in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption should adopt all the amendments in the same period. The Company does not expect this ASU will have a material impact on its financial statements.

FASB ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, is an amendment that simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer for fiscal years beginning December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning December 15, 2020. The Company is evaluating the effect this ASU may have on its financial instruments.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

F-8

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

4.	PROPERTY AND EQUIPMENT

	June 30,	December 31,
	2021	2020

Land	$57,000	$57,000
Building	228,000	228,000
Equipment	11,212	11,212
Vehicles	10,500	10,500
Less: Accumulated depreciation	(35,089)	(30,043)

Net Property and equipment	$271,623	$276,669

5.	DEBT

As of June 30, 2021 and December 31, 2020 the following is a summary of notes payable:

2021	2020
$113,900	$113,900	Unsecured convertible promissory note deemed as a demand loan held by an individual at 12%, distributed in installments from September 20, 2016 (date of inception) to December 31, 2016. Holder of the note may demand repayment of all amounts loaned to the Company through the date of its repayment request, plus interest, at any time upon thirty (30) days written notice to the Company after 1 year (maturity date, which was September 1, 2017) or 90 days (early maturity date) from the effective date according to specific terms of the note. At any time after twelve (12) months from the Effective Date, the Holder, at his sole option, shall have the right to convert the outstanding principal amount of this Note, or any portion of the principal amount hereof, and any accrued interest, in whole or in part, into shares of the common stock of the Company or any of its subsidiaries (a “Conversion”). The conversion price shall be the lesser of (i) $0.01 per share, or (ii) at an eighty percent (80%) discount to the average of the five (5) lowest bid prices during the thirty (30) trading days prior to the date of the Conversion Notice. As of December 31, 2019 the Company’s shares were not publicly traded and accordingly the above conversion feature does not meet the accounting definition of a derivative. Upon such time that the Company’s common stock trades in an active market, the conversion feature will be bifurcated and accounted for as a derivative liability. There is no prepayment penalty to the Company. As of December 31, 2019, the Holder has warrants available of 40,000 shares ($0.01 per share exercise price). No payments have been made as of December 31, 2019. As of December 31, 2019, accrued interest on this note payable was $61,531.

F-9

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

237,077	237,077	Note payable to an individual on August 17, 2017, collateralized by real property at 7% interest amortized over 25 years. Monthly installments are $1,873 for 1 year from the date of inception with a payment due August 2018 of $10,000, thereby adjusting the monthly installments to $1,802 for the next 42 months after which a final balloon payment of $229,885 is due.

39,900	39,900	Paycheck Protection Program 1% interest with loan due in 2022.

10,000	10,000	EIDG Loan. 30-year term at 3.75% with deferment of payments for the first year.

100,000	100,000	Note payable to shareholder with debt amortization based on $5.00 per ton of coal sold to South Korea until loan is paid in full and then $0.25 per ton thereafter. To date no production or sales have occurred.

$500,877	$500,877	Total Notes Payable

269,930	269,930	Less: Current portion of Notes Payable

$230,947	$230,947	Long-term Notes Payable

As of the date these financial statements are issued, the Company is in default of the Note Payable in the amount of $113,900, as the holder exercised the 90-day repayment of all installments on September 1, 2017, whereupon the rate of interest increased to 18% per annum. Upon successful completion of its Reg “A” filing the Company intends to satisfy the outstanding principal and accrued interest in full.

Principal payments on all the notes payables are due as follows:

2021	$269,930
2022	230,946
$500,876

Related Party Transaction:

Beginning in 2019, the Company executed various Promissory Notes with a shareholder totaling of $234,000 at June 30,200 and December 31, 2020 with an annual interest rate of 10%. The notes will be repaid with interest or converted into 23,400,000 common “A” shares ($0.01 per share) on or before the maturity date of December 2021, at the option of the shareholder.

Accrued interest as of June 30, 2021 and December 31, 2020 was $50,729 and $37,779, respectively.

6.	STOCKHOLDERS’ EQUITY

On January 17, 2017, the Company filed with the SEC for a first raise of capital under Rule 506(b), which allows securities to be offered and sold to accredited investors and up to 35 non-accredited investors. The Company filed to raise up to $1,000,000 with the SEC for this offering.

F-10

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

Preferred Stock

1,000,000,000 shares authorized having a par value of $0.0001.

CLASS A:	19,500,000,000 shares authorized having a par value of $0.0001 The holder of each share is entitled to one vote per share, with Class A to elect the remainder of the Board of Directors after Class B.

CLASS B:	500,000,000 shares authorized having a par value of $0.0001 The holder of each share is entitled to one vote per share, with Class B entitled to elect a majority of the Board of Directors. Each share shall be convertible at any time into one (1) share of Class A at the option of the holder.

The Board of Directors has the authority to divide any or all of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of each series. There were no shares of Preferred Stock issued as of December 31, 2018 and 2017.

Stock Subscriptions

For the six months ended June 30,2021, the Company issued 26,730,000 for the of Common A shares for cash for consideration to the Company of $270,000 or $0.01 per share, respectively.

For the year ended December 31, 2020, the Company issued 300,000 for the of Common A shares for cash for consideration to the Company of $30,000 or $0.01 per share, respectively.

Warrants

As noted in Note 5, the Holder of the $113,900 unsecured convertible promissory note has warrants available of 40,000 shares outstanding as of June 30, 202 which are exercisable at $0.01.

The following table sets forth common stock purchase warrants outstanding at June 30, 2021:

	Warrants	Weighted	Intrinsic
		Average	Value
		Exercise Price

Outstanding, December 31, 2020	40,000	$0.01	$–
Warrants issued	–	–	–
Warrants forfeited	–	–	–
Outstanding, June 30, 2021	40,000	$0.01	$–

7.	COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations.

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure.

F-11

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements (Continued)

June 30, 2021 and 2020

8.	INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2020 and 2019, the Company’s deferred tax assets and corresponding allowance were as follows:

	December 31,
	2020	2019
Income tax provision (benefit) at
Statutory blended rate of 25.35%	$(69,163)	$(259,141)
Nondeductible items	1,501	1,771
Subtotal	(67,662)	(257,370)
Change in valuation allowance	67,662	257,370
Income Tax Expense	$–	$–

Net deferred tax assets and liabilities
were comprised of the following
Net Operating Loss	$817,376	$749,714

Valuation allowance	(817,376)	(749,714)
Deferred tax asset, net	$–	$–

The Company’s valuation allowance increased by $67,662 and $257,370 during 2020 and 2019, respectively. Total net operating loss carry forwards at December 31, 2020 were approximately $2,911,910. Losses prior to 2018, if unused, expire through 2037. All losses subsequent to 2018 are carried forward indefinitely. The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382.

Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

F-12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Peter M. Barbee
Peter M. Barbee, Chief Executive Officer (Principal Executive Officer)

Date: September 17, 2021

/s/ David J. Bosko	David J. Bosko, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

Date: September 17, 2021

SIGNATURES OF DIRECTORS:

/s/ Peter M.Barbee	September 17, 2021
Peter M.Barbee, Director	Date

/s/ Bradley Dye	September 17, 2021
Bradley Dye, Director	Date

/s/ David Bosko	September 17, 2021
David Bosko, Director	Date

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